August 21, 2025

David Kaplan
Chief Executive Officer
Ares Acquisition Corporation II
245 Park Avenue, 44th Floor
New York, NY 10167

Don Burnette
Chief Executive Officer
Kodiak Robotics, Incorporated
1049 Terra Bella Avenue
Mountain View, CA 94043

       Re: Ares Acquisition Corporation II
           Kodiak Robotics, Incorporated
           Amendment No. 3 to Registration Statement on Form S-4
           Filed August 15, 2025
           File No. 333-287278
Dear David Kaplan and Don Burnette:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-4
Notes to Unaudited Pro Forma Condensed Combined Financial Information Unaudited Pro Forma Condensed Combined Balance Sheet, page 238

1. We note from your disclosure on page xii that per share calculations and ownership percentages set forth in this filing assume the $1.2 million in working capital loans are
 August 21, 2025
Page 2

       fully repaid in cash in connection with the Closing. Please revise to include a pro forma adjustment reflecting this repayment or otherwise advise.
Note 3 - Pro Forma Adjustments
Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page
244

2. We note your revised disclosures in response to prior comment 6. Please further revise to clarify that the "investment advisory fees" referenced in various pro forma adjustment footnotes refers to fees payable to the PIPE Placement Agents, which are based, in part, on the amount remaining in the Trust account following redemptions.
Kodiak Robotics, Inc.
Notes to Consolidated Financial Statements (unaudited)
Note 16. Subsequent Events, page F-101

3.     Please tell us what is meant by your reference to certain parties
"committed to
       provide" additional second lien loans. In this regard, revise to clarify whether you entered into a formal firm agreement for the investment vehicle discussed here and provide the specific date you entered into such agreement. Also, clarify whether you will receive such funds prior to Closing. If not, explain why you assume conversion of such funds into Kodiak Common Stock in the various ownership tables (e.g., pages
       xxi, 4, 237, etc.) or otherwise revise to remove such shares.
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Philippa Bond